

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Ali Kashani
Chief Executive Officer
Serve Robotics Inc.
730 Broadway
Redwood City, CA 94063

> **Re: Serve Robotics Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted February 14, 2024**
> **CIK No. 0001832483**

Dear Ali Kashani:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted February 14, 2024

General

1. Please update your financial statements for the year ended December 31, 2023.

2. We note that disclosure in this document refers to the offering as an "initial public offering." However, we note that your Form S-1 (File No. 333-274547), which was declared effective on December 14, 2023, would be more appropriately characterized as your initial public offering. Please update the language used in this S-1.

3. Please provide us with your analysis as to your eligibility to use the draft registration process. In this regard, we note that this DRS was not submitted within 12 months of the Company's initial '34 Act registration statement.

Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Albert Vanderlaan